John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

January 5, 2017

Re:	Blue Marble Energy Corporation

Offering Statement on Form 1-A Submitted December 14, 2016

CIK No. 0001462326

Dear Mr. Reynolds:

We acknowledge receipt of comments in your letter of December 22, 2016, which we have set out below, together with our responses.

Financial Statements

Note 8 – Stockholders’ Equity, page F-19

1. We note your response to comment 2 and understand that you believe that ASC 480-10- S99-3A does not apply to the classification and presentation of your contingently redeemable preferred stock. As you have filed financial statements with the Securities and Exchange Commission in preparation for the sale of securities you are subject to the provisions of GAAP that apply to public entities including ASC 480-10-S99-3A. Please revise to present your contingently redeemable preferred stock outside of permanent equity to comply with this literature.

We note your response, and the Company has revised its financials statements to comply with ASC 480-10-S99-3A. We have accordingly made corresponding changes in the Offering Circular.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

KHLK LLP

cc: James Stephens

Blue Marble Energy Corporation